Pernod Ricard

82-3361

02 MAY 16 AM 10:50

December 21, 2001

02034077

AP/CE/406.2001

SUPPL

SECURITIES & EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
USA

For the attention of Mrs Felicia KUNG

Subject : Exemption Request for ADR's under Rule 12g3-2 (b)

PROCESSED
MAY 29 2002
THOMSON
FINANCIAL

Dear Mrs KUNG,

You will find, here enclosed, a press-release concerning our Company and delivered to the French Market.

Wishing you a good receipt of this document,

Yours sincerely,

Antoine PERNOD

dlw 5/21

Encl. : 1

Pernod Ricard

Pernod Ricard / Seagram Deal Completed

New York, 21 December 2001 – Further to the approval of the United-States competition authorities (Federal Trade Commission), Pernod Ricard and Diageo have today completed the acquisition of Seagram's spirits and wine businesses.

Pernod Ricard now owns the premium scotch Chivas Regal, The Glenlivet malt, Martell cognac, and Seagram's Gin in addition to large number of brands and networks across all continents.

Patrick Ricard, Chairman and CEO of Pernod Ricard said «This represents a key step towards the refocusing on our core business, spirits and wine. Our market share has doubled in size following this acquisition. »

For further information
Alain-Serge Delaitte/ Communication 33 (0)1 40 76 77 12
Patrick de Borredon/ investor Relations: 33 (0)1 40 76 77 33

www.pernod-ricard.fr

Pernod Ricard

02 MAY 15 AM 10:

Mai 2, 2002

AP/DD/129.2002

SECURITIES & EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
USA

SUPPL

For the attention of Mrs Felicia KUNG

Subject : Exemption Request for ADR's under Rule 12g3-2 (b)

Dear Mrs KUNG,

You will find, here enclosed, a press-release concerning our Company and delivered to the French Market.

Wishing you a good receipt of this document,

Yours sincerely,

Antoine PERNOD

Encl. : 1 page

Pernod Ricard

Kirin Brewery acquires capital stake in SIFA

Paris, April 30, 2002 – From 1st March 2002 Kirin Brewery assumed responsibility for distribution in Japan of the Pernod Ricard brands Chivas Regal, Royal Salute and Glen Grant, Kirin Brewery already distributes Martell cognac there on behalf of the Group.

In order to strengthen its ties with Pernod Ricard, Kirin Brewery has also acquired a 32.4% stake in SIFA, which holds 10.2% of Pernod Ricard's capital. SIFA's two other principal shareholders are Geneval (Société Générale) with 31.8 % and Santa Lina (Pernod Ricard) with 30.3 %.

Contacts

Alain-Serge Delaitte / Communications	Tel: +33 (0)1 40 76 77 12
Patrick de Borredon / Investor Relations	Tel: +33 (0)1 40 76 77 33